Exhibit 99.3
The Company’s circular can be viewed on its website
http://www.brillianceauto.com
To receive a copy of the circular, please send your request to:

Proxy Services Corporation 200A Executive Drive Edgewood New York 11717
Tel: Fax:	631 918 4050 631 243 7980
The Company’s circular can be viewed on its website
http://www.brillianceauto.com
To receive a copy of the circular, please send your request to:

Proxy Services Corporation 200A Executive Drive Edgewood New York 11717
Tel: Fax:	631 918 4050 631 243 7980
The Company’s circular can be viewed on its website
http://www.brillianceauto.com
To receive a copy of the circular, please send your request to:

Proxy Services Corporation 200A Executive Drive Edgewood New York 11717
Tel: Fax:	631 918 4050 631 243 7980